UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Dyadic International, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
26745T101

(CUSIP Number)
David B.H. Martin, Esq.
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004-2401
(202) 662-5128

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
October 31, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑**
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
** This statement on Schedule 13D relates to shares held by parties to a voting agreement dated as of October 31, 2007 (“Voting Agreement”). Two such parties — Mark A. Emalfarb and The Francisco Trust U/A/D February 28, 1996 — had previously reported on a Schedule 13G the acquisition of the shares now covered by the Voting Agreement.

CUSIP No.	26745T101	13D

1	NAMES OF REPORTING PERSONS The Pinnacle Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (See Item 5)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,392,159 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,790,572[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,392,159 (See Item 5)

12*	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4%(See Item 5)

14	TYPE OF REPORTING PERSON

PN

1 This amount excludes 68,700 shares of the Issuer’s common stock issuable upon the exercise of a warrant held by The Pinnacle Fund, L.P. as explained below in Footnote *.
* The common stock reported above does not include an aggregate of 248,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. and over which J. Steven Emerson has voting authority. The Pinnacle Fund, L.P. holds warrants which are exercisable into 68,700 shares of the Issuer’s common stock. J. Steven Emerson has voting authority over warrants which are exercisable into 180,000 shares of the Issuer’s common stock. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 9.999% of the common stock, giving effect to such exercise.
** The percentage in line 13 is calculated based on (i) the number of shares of Dyadic International, Inc. common stock outstanding as of March 28, 2007, as reported in the Issuer’s most recent Form 10-KSB, filed with the Securities and Exchange Commission on April 2, 2007 and (ii) the options and warrants of the parties to the Voting Agreement exercisable within 60 days of the execution of the Voting Agreement.

CUSIP No.	26745T101	13D

1	NAMES OF REPORTING PERSONS Barry M. Kitt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (See Item 5)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,392,159 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,790,572[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,392,159 (See Item 5)

12*	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4% (See Item 5)

14	TYPE OF REPORTING PERSON

IN

1 This amount excludes 68,700 shares of the Issuer’s common stock issuable upon the exercise of a warrant held by The Pinnacle Fund, L.P. as explained below in Footnote *.
* The common stock reported above does not include an aggregate of 248,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. and over which J. Steven Emerson has voting authority. The Pinnacle Fund, L.P. holds warrants which are exercisable into 68,700 shares of the Issuer’s common stock. J. Steven Emerson has voting authority over warrants which are exercisable into 180,000 shares of the Issuer’s common stock. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 9.999% of the common stock, giving effect to such exercise.
** The percentage in line 13 is calculated based on (i) the number of shares of Dyadic International, Inc. common stock outstanding as of March 28, 2007, as reported in the Issuer’s most recent Form 10-KSB, filed with the Securities and Exchange Commission on April 2, 2007 and (ii) the options and warrants of the parties to the Voting Agreement exercisable within 60 days of the execution of the Voting Agreement.

CUSIP No.	26745T101	13D

1	NAMES OF REPORTING PERSONS The Francisco Trust U/A/D February 28, 1996

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (See Item 5)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,392,159 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,844,578

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,392,159 (See Item 5)

12*	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4% (See Item 5)

14	TYPE OF REPORTING PERSON

OO

* The common stock reported above does not include an aggregate of 248,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. and over which J. Steven Emerson has voting authority. The Pinnacle Fund, L.P. holds warrants which are exercisable into 68,700 shares of the Issuer’s common stock. J. Steven Emerson has voting authority over warrants which are exercisable into 180,000 shares of the Issuer’s common stock. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 9.999% of the common stock, giving effect to such exercise.
** The percentage in line 13 is calculated based on (i) the number of shares of Dyadic International, Inc. common stock outstanding as of March 28, 2007, as reported in the Issuer’s most recent Form 10-KSB, filed with the Securities and Exchange Commission on April 2, 2007 and (ii) the options and warrants of the parties to the Voting Agreement exercisable within 60 days of the execution of the Voting Agreement.

CUSIP No.	26745T101	13D

1	NAMES OF REPORTING PERSONS Mark A. Emalfarb

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (See Item 5)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,392,159 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,098,559

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,392,159 (See Item 5)

12*	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4%(See Item 5)

14	TYPE OF REPORTING PERSON

IN

* The common stock reported above does not include an aggregate of 248,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. and over which J. Steven Emerson has voting authority. The Pinnacle Fund, L.P. holds warrants which are exercisable into 68,700 shares of the Issuer’s common stock. J. Steven Emerson has voting authority over warrants which are exercisable into 180,000 shares of the Issuer’s common stock. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 9.999% of the common stock, giving effect to such exercise.
** The percentage in line 13 is calculated based on (i) the number of shares of Dyadic International, Inc. common stock outstanding as of March 28, 2007, as reported in the Issuer’s most recent Form 10-KSB, filed with the Securities and Exchange Commission on April 2, 2007 and (ii) the options and warrants of the parties to the Voting Agreement exercisable within 60 days of the execution of the Voting Agreement.

CUSIP No.	26745T101	13D

1	NAMES OF REPORTING PERSONS Tom Juda

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ — (See Item 5)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,392,159 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

395,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,392,159 (See Item 5)

12*	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4% (See Item 5)

14	TYPE OF REPORTING PERSON

IN

* The common stock reported above does not include an aggregate of 248,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. and over which J. Steven Emerson has voting authority. The Pinnacle Fund, L.P. holds warrants which are exercisable into 68,700 shares of the Issuer’s common stock. J. Steven Emerson has voting authority over warrants which are exercisable into 180,000 shares of the Issuer’s common stock. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 9.999% of the common stock, giving effect to such exercise.
** The percentage in line 13 is calculated based on (i) the number of shares of Dyadic International, Inc. common stock outstanding as of March 28, 2007, as reported in the Issuer’s most recent Form 10-KSB, filed with the Securities and Exchange Commission on April 2, 2007 and (ii) the options and warrants of the parties to the Voting Agreement exercisable within 60 days of the execution of the Voting Agreement.

CUSIP No.	26745T101	13D

1	NAMES OF REPORTING PERSONS Nancy Juda

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (See Item 5)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,392,159 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

395,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,392,159 (See Item 5)

12*	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4%(See Item 5)

14	TYPE OF REPORTING PERSON

IN

* The common stock reported above does not include an aggregate of 248,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. and over which J. Steven Emerson has voting authority. The Pinnacle Fund, L.P. holds warrants which are exercisable into 68,700 shares of the Issuer’s common stock. J. Steven Emerson has voting authority over warrants which are exercisable into 180,000 shares of the Issuer’s common stock. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 9.999% of the common stock, giving effect to such exercise.
** The percentage in line 13 is calculated based on (i) the number of shares of Dyadic International, Inc. common stock outstanding as of March 28, 2007, as reported in the Issuer’s most recent Form 10-KSB, filed with the Securities and Exchange Commission on April 2, 2007 and (ii) the options and warrants of the parties to the Voting Agreement exercisable within 60 days of the execution of the Voting Agreement.

CUSIP No.	26745T101	13D

1	NAMES OF REPORTING PERSONS J. Steven Emerson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (See Item 5)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,392,159 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,122,100[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,392,159 (See Item 5)

12*	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4% (See Item 5)

14	TYPE OF REPORTING PERSON

IN

1 This amount excludes 180,000 shares of the Issuer’s common stock issuable upon the exercise of a warrant over which J. Steven Emerson has voting authority as explained below in Footnote *.
* The common stock reported above does not include an aggregate of 248,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. and over which J. Steven Emerson has voting authority. The Pinnacle Fund, L.P. holds warrants which are exercisable into 68,700 shares of the Issuer’s common stock. J. Steven Emerson has voting authority over warrants which are exercisable into 180,000 shares of the Issuer’s common stock. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 9.999% of the common stock, giving effect to such exercise.
** The percentage in line 13 is calculated based on (i) the number of shares of Dyadic International, Inc. common stock outstanding as of March 28, 2007, as reported in the Issuer’s most recent Form 10-KSB, filed with the Securities and Exchange Commission on April 2, 2007 and (ii) the options and warrants of the parties to the Voting Agreement exercisable within 60 days of the execution of the Voting Agreement.

CUSIP No.	26745T101	13D

1	NAMES OF REPORTING PERSONS David M. Knott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (See Item 5)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,392,159 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,141,250

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,392,159 (See Item 5)

12*	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4% (See Item 5)

14	TYPE OF REPORTING PERSON

IN

* The common stock reported above does not include an aggregate of 248,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. and over which J. Steven Emerson has voting authority. The Pinnacle Fund, L.P. holds warrants which are exercisable into 68,700 shares of the Issuer’s common stock. J. Steven Emerson has voting authority over warrants which are exercisable into 180,000 shares of the Issuer’s common stock. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 9.999% of the common stock, giving effect to such exercise.
** The percentage in line 13 is calculated based on (i) the number of shares of Dyadic International, Inc. common stock outstanding as of March 28, 2007, as reported in the Issuer’s most recent Form 10-KSB, filed with the Securities and Exchange Commission on April 2, 2007 and (ii) the options and warrants of the parties to the Voting Agreement exercisable within 60 days of the execution of the Voting Agreement.

Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the common stock, par value $0.001 per share, of Dyadic International, Inc., a Delaware corporation (“Issuer”). The principal executive offices of the Issuer are located at 140 Intracoastal Pointe Drive, Suite 404, Jupiter, Florida.
  Item 2. Identity and Background.
     This statement is filed by the following persons in connection with the Voting Agreement: The Pinnacle Fund, L.P.; Barry M. Kitt; The Francisco Trust U/A/D February 28, 1996; Mark A. Emalfarb; Tom Juda; Nancy Juda; J. Steven Emerson; and David M. Knott (collectively, “Reporting Persons”).
(a)-(c), (f)

		Principal	Citizenship/Place of
Reporting Person	Business Address	Occupation/Business	Organization
Barry M. Kitt[1]	4965 Preston Park Boulevard, Suite 240, Plano, TX 75093	Managing entities which invest in equity and equity- related securities and other securities of any kind or nature.	United States

The Pinnacle Fund, L.P.	4965 Preston Park Boulevard, Suite 240, Plano, TX 75093	Investing in equity and equity- related securities and other securities of any kind or nature	Texas

The Francisco Trust U/A/D February 28, 1996[2]	c/o Morley Alperstein, Trustee, 17236 Golf Pine Circle, Wellington, FL 33414	Investing in equity and equity- related securities and other securities of any kind or nature	Illinois

Mark A. Emalfarb[3]	337 Indiantown Road, Unit D-7, Jupiter, FL 33477	Managing entities which invest in equity and equity- related securities and other securities of any kind or nature.	United States

Tom Juda[4]	410 S. Lucerne Boulevard, Los Angeles, CA 90020	Managing entities which invest in equity and equity- related securities and other securities of any kind or nature.	United States

[1]	Pinnacle Advisers, L.P. is the general partner of The Pinnacle Fund, L.P. Pinnacle Fund Management, LLC is the general partner of Pinnacle Advisers, L.P. Barry M. Kitt is the sole member of Pinnacle Fund Management, LLC. Mr. Kitt may be deemed to be the beneficial owner of the shares of the Issuer’s common stock beneficially owned by The Pinnacle Fund, L.P. Mr. Kitt expressly disclaims beneficial ownership of all shares of common stock beneficially owned by The Pinnacle Fund, L.P.

[2]	The Francisco Trust U/A/D February 28, 1996 beneficially owns 4,844,578 shares.

[3]	Mark A. Emalfarb beneficially owns 7,098,559 shares through The Mark A. Emalfarb Trust U/A/D October 1, 1987.

[4]	Tom and Nancy Juda beneficially and jointly own 395,100 shares through The Tom and Nancy Juda Living Trust.

		Principal	Citizenship/Place of
Reporting Person	Business Address	Occupation/Business	Organization

Nancy Juda[4]	410 S. Lucerne Boulevard, Los Angeles, CA 90020	Managing entities which invest in equity and equity- related securities and other securities of any kind or nature.	United States

J. Steven Emerson[5]	1522 Ensley Avenue, Los Angeles, CA 90024	Managing entities which invest in equity and equity- related securities and other securities of any kind or nature.	United States

David M. Knott[6]	485 Underhill Boulevard, Syosset, NY 11791	Providing investment and management services to entities which invest in equity and equity-related securities of any kind or nature.	United States
     The Reporting Persons have entered into a joint filing agreement, dated as of November 9, 2007, a copy of which is attached to this Statement as Exhibit 99.1. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
(d)-(e)
      During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
      The Reporting Persons acquired their shares through working capital and personal funds. The Francisco Trust U/A/D February 28, 1996 also owns some shares that were gifted shares. Pursuant to, and subject to the terms and conditions contained in, the Voting Agreement described in Item 4 of this statement, the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below in Item 5) by virtue of the execution of the Voting Agreement. The Reporting Persons have not paid any consideration to such stockholders in connection with the execution and delivery of the Voting Agreement described in Item 4 of this statement.
Item 4. Purpose of Transaction.
       The Reporting Persons are filing this statement with respect to the Voting Agreement entered into as of October 31, 2007 by The Pinnacle Fund, L.P., The Francisco Trust U/A/D February 28, 1996, The Mark A. Emalfarb Trust U/A/D October 1, 1987, The Tom and Nancy Juda Living Trust, J. Steven Emerson, and Dorset Management Corporation (“Participating Stockholders”). Under the Voting Agreement, the manner in which the Participating Stockholders will vote their shares with respect to all matters proposed to the Issuer’s stockholders for approval will be determined based on the voting decision of the majority of the shares covered by the Voting Agreement. The Voting Agreement will terminate either two years from the date of the agreement or by the written consent of a majority of the Participating Stockholders — whichever date is earlier. Additionally, a Participating Stockholder may terminate the

[5]	J. Steven Emerson holds, in aggregate, 1,122,100 shares through the following entities: (1) 66,100 shares through the Emerson Family Foundation; (2) 13,400 shares through the J. Steven Emerson Investment Account; (3) 354,900 shares through the J. Steven Emerson IRA Rollover II; (4) 615,200 shares through the J. Steven Emerson Roth IRA; and (5) 72,500 shares through Emerson Partners.

[6]	David M. Knott is the managing member of Knott Partners Management, LLC, which is the general partner of Shoshone Partners, L.P., Knott Partners, L.P. and Knott Partners Offshore Master Fund, L.P. In addition, Mr. Knott is the sole shareholder, director and president of Dorset Management Corporation, which provides investment management services to these Knott-related funds. As a result of Mr. Knott’s interests in Knott Partners Management, LLC and Dorset Management Corporation, he has investment discretion and control over 1,141,250 shares of the Issuer’s common stock. Consequently, he may be deemed to beneficially own such shares.

Voting Agreement, with respect to that Participating Stockholder, by providing 30 days written notice to the other Participating Stockholders.
     This summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 99.2 and incorporated herein by reference.
     The Reporting Persons believe that action should be taken to preserve stockholder value due to the Issuer’s recent operational deterioration. The Reporting Persons, directly or indirectly, may therefore take actions under the Voting Agreement with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, such as:
(1) the acquisition of additional common shares of the Issuer, or the disposition of common shares of the Issuer;
(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;
(3) a sale, lease, license, or transfer of a material amount of assets of the Issuer;
(4) any change in the present board of directors or management of the Issuer, including any plans or proposals to elect new directors, to remove directors, to replace directors, to change the number or term of directors, or to fill any existing vacancies on the board;
(5) any other material change in the Issuer’s business or corporate structure;
(6) changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto;
(7) the solicitation of proxies or consents with respect to the foregoing; and/or
(8) any action similar to those enumerated above.
     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions, and other factors deemed relevant. The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.
Item 5. Interest in Securities of the Issuer.
     (a)           As a result of the Voting Agreement, the Reporting Persons may be deemed to have beneficial interest in the aggregate amount of 16,392,159 shares of the Issuer’s common stock as of October 31, 2007 (“Subject Shares”). This amount includes options and warrants, exercisable within 60 days of the execution of the Voting Agreement, to acquire additional shares of the Issuer’s common stock. The Subject Shares constitute approximately 52.4% of the Issuer’s issued and outstanding common stock. This percentage is based on (i) the 29,939,375 shares of common stock outstanding as of March 28, 2006, as set forth in the Issuer’s Annual Report on Form 10-KSB for the year ended December 31, 2006, filed with the Securities and Exchange Commission (“Commission”) on April 2, 2007 and (ii) the options and warrants of the parties to the Voting Agreement exercisable within 60 days of the execution of the Voting Agreement. In accordance with the rules of the Commission, shares of common stock issuable upon exercise or conversion of derivative securities exercisable or convertible within 60 days of the execution of the Voting Agreement held by the Participating Stockholders are considered to be outstanding for purposes of calculating such percentages, but shares of common stock issuable upon exercise or conversion of derivative securities held by any other person are not considered outstanding for such purpose.
     (b)             Pursuant to the Voting Agreement, the manner in which the Participating Stockholders will vote their shares with respect to all matters proposed to the Issuer’s stockholders for approval will be determined based on the voting decision of the majority of the shares covered by the Voting Agreement. As described in Item 4 of this statement, the Reporting Persons must provide 30 days notice to terminate the

Agreement with respect to those Persons. Accordingly, following the execution of the Voting Agreement, the Reporting Persons may be deemed to have shared power to vote or to direct the vote of the Subject Shares with the other parties to the Voting Agreement.
     Barry M. Kitt is the sole member of Pinnacle Fund Management, LLC. Pinnacle Fund Management, LLC is the general partner of Pinnacle Advisers, L.P. Pinnacle Advisers, L.P. is the general partner of The Pinnacle Fund, L.P. Mr. Kitt has the sole power to dispose of or to direct the disposition of 1,790,572 shares of the Issuer’s common stock. 1
     The Pinnacle Fund, L.P. has the sole power to dispose of or to direct the disposition of 1,790,572 shares of the Issuer’s common stock.1
     The Francisco Trust U/A/D February 28, 1996 has the sole power to dispose of or to direct the disposition of 4,844,578 shares of the Issuer’s common stock.1
     Mark A. Emalfarb, in his capacity as trustee of The Mark A. Emalfarb Trust U/A/D October 1, 1987, has the sole power to dispose of or to direct the disposition of 7,098,559 shares of the Issuer’s common stock.
     Tom Juda and Nancy Juda, in their capacity as trustees of The Tom and Nancy Juda Living Trust, have the shared power to dispose of or to direct the disposition of 395,100 shares of the Issuer’s common stock.
     J. Steven Emerson has voting authority over shares held by the Emerson Family Foundation, the J. Steven Emerson Investment Account, the J. Steven Emerson IRA Rollover II, the J. Steven Emerson Roth IRA, and Emerson Partners. In that capacity, he has the sole power to dispose of or to direct the disposition of 1,122,100 shares of the Issuer’s common stock. 2
     David M. Knott, in his capacity as the managing member of Knott Partners Management, LLC, which is the general partner of Shoshone Partners, L.P., Knott Partners, L.P. and Knott Partners Offshore Master Fund, L.P. and as the sole shareholder, director and president of Dorset Management Corporation, which provides investment management services to these Knott-related funds, has the sole power to dispose of or to direct the disposition of 1,141,250 shares of the Issuer’s common stock.
     (c)           To the knowledge of the Reporting Persons, the Reporting Persons have not effected any transactions in the Issuer’s shares during the past 60 days.
     (d)           To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.
     (e)           Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
     The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves with any other person with respect to any securities of the Issuer or its subsidiaries other than the Voting Agreement.
     The description of the Voting Agreement in Item 4 of this statement is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
99.1	Joint Filing Agreement, dated November 9, 2007

99.2	Voting Agreement by and among certain stockholders of Dyadic International, Inc., dated as of October 31, 2007

[1]	The common stock reported above does not include 68,700 shares of common stock issuable upon the exercise of warrants held by The Pinnacle Fund, L.P. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Act) in excess of 9.999% of the common stock, giving effect to such exercise.
[2]	The common stock reported above does not include 180,000 shares of common stock issuable upon the exercise of warrants over which J. Steven Emerson has voting authority. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Act) in excess of 9.999% of the common stock, giving effect to such exercise.

SIGNATURE
           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 9, 2007

THE PINNACLE FUND, L.P.
By:	Pinnacle Advisers, L.P., its general partner
By:	Pinnacle Fund Management, LLC, its general partner

By:	/s/ Barry M. Kitt

Barry M. Kitt, its sole member

BARRY M. KITT
/s/ Barry M. Kitt

THE FRANCISCO TRUST U/A/D FEBRUARY 28, 1996

By:	/s/ Morley Alperstein

Name:	Morley Alperstein
Title:	Trustee

MARK A. EMALFARB
/s/ Mark A. Emalfarb

TOM JUDA
/s/ Tom Juda

NANCY JUDA
/s/ Nancy Juda

J. STEVEN EMERSON
/s/ J. Steven Emerson

DAVID M. KNOTT
/s/ David M. Knott